CHARGEPOINT HOLDINGS, INC.
240 East Hacienda Avenue
Campbell, California 95008
(408) 841-4500
December 4, 2025
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sarah Sidwell

Re:	ChargePoint Holdings, Inc.
Registration Statement on Form S-3
File No. 333-290113

Acceleration Request
Requested Date: December 8, 2025
Requested Time: 4:30 P.M., Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, ChargePoint Holdings, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-290113 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 P.M., Eastern Time, on December 8, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Carlton Fleming of Sidley Austin LLP at (415) 772-1207.

Very truly yours,

/s/ Mansi Khetani
Mansi Khetani Chief Financial Officer
(Principal Financial Officer & Principal Accounting Officer)

cc:	Sharon R. Flanagan, Sidley Austin LLP Carlton Fleming, Sidley Austin LLP